Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES FILING OF YEAR END
DISCLOSURE DOCUMENTS
(Calgary, March 24, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, filed its audited Consolidated Financial Statements for the year ended December 31, 2008 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities on March 24, 2009. Pengrowth has now also filed its Annual Information Form for the year ended December 31, 2008, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. In addition, Pengrowth has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com and www.sec.gov/edgar.shtml. These documents are also available on Pengrowth’s website at www.pengrowth.com.
To request a hard copy of Pengrowth’s audited Consolidated Financial Statements free of charge, please email Pengrowth’s investor relations department at:
investorrelations@pengrowth.com.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757